UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

500.COM LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

338829R100

(CUSIP Number)

Tsinghua Unigroup International Co., Ltd.

F10 Unis Plaza

Tsinghua Science Park

Haidian District, Beijing, PRC 100084

Attention: Zhou Yang

Telephone: 13051259506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Attention: Charles C. Comey

Telephone: (650) 813-5723

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 338829R100	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup International Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,500,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,500,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,500,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,500,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,500,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,500,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,500,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,500,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,500,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Weiguo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,500,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,500,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,500,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.76%
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Ordinary Shares, $0.00005 par value per share (“Class A Shares”), of 500.com Limited, a Cayman Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518115, People’s Republic of China (“PRC”) (86-755) 8633-0000.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Tsinghua Unigroup International Co., Ltd. (“TU International”), a business company with limited liability incorporated under the laws of the British Virgin Islands, (2) Tsinghua Unigroup Capital Management Co., Ltd., a limited liability company registered and existing under the laws of the PRC (“TU Capital”), (3) Tsinghua Unigroup Ltd. (“TU”), a business company with limited liability incorporated under the laws of the British Virgin Islands, and (4) Zhao Weiguo, a PRC citizen. TU holds 80% of the outstanding voting stock of TU Capital, TU Capital holds 100% of the voting stock of TU International, and Zhao Weiguo is a director of each of TU, TU Capital, and TU International. The remaining 20% of TU Capital is held by a passive investment trust.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13 (d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. Zhao Weiguo expressly disclaims beneficial ownership with respect to the 63,500,500 Class A ordinary shares beneficially owned by TU, TU Capital, and TU International.

(b) The business address of each of the Reporting Persons is F10 Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, PRC 100084.

(c) TU focuses on investments in the technology industry in China. TU Capital is the intermediate holding company for TU International, which is TU’s offshore investment entity. The principal occupation or employment of each of the Reporting Entities is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.

(d-e) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) TU, and TU International are organized under the laws of the British Virgin Islands. TU Capital is organized under the laws of the PRC. Zhao Weiguo is a citizen of the PRC. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Class A Shares beneficially owned by the Reporting Persons is 63,500,500 (the “Shares”), consisting entirely of Class A Shares for which the aggregate consideration of approximately $123.8 million has been paid. The source of the funds used to purchase the Shares described above is working capital of the Reporting Persons.

In June 2015, TU International purchased the Shares from the Issuer in a private placement for a price per Class A Ordinary Share of US$1.95.

ITEM 4. PURPOSE OF TRANSACTION

TU International purchased the Shares for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 321,329,242 Class A Shares outstanding as of June 29, 2015 based on information provided to the Reporting Persons by the Issuer. TU International is the record holder of the Shares. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TU International beneficially owns the Shares, which represents approximately 19.76% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU Capital, as the direct parent company of TU International, may also be deemed to beneficially own the Shares.

TU, as an indirect, but controlling, parent company of TU International, may also be deemed to beneficially own the Shares.

Zhao Weiguo, who is the Chairman of the Board of TU and a director of each of TU Capital and TU International and in such capacity possesses the decision making power of TU, TU Capital, and TU International with respect to the voting and disposition of securities beneficially owned and as a result may also be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13 (d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Each of TU, TU Capital, TU International and Zhao Weiguo may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of the Shares.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement dated June 9, 2015, between TU International and the Issuer, TU International acquired the Shares from the Issuer in a private placement for an aggregate cash purchase price of USD $123,825,975. Among other terms of the Share Purchase Agreement, the Issuer agreed to cause a person nominated by TU International to be elected to the Issuer’s board of directors within 60 days of the closing date.

Registration Rights Agreement

On June 24, 2015, TU International entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to (1) maintain the effectiveness of its Registration Statement on Form F-6, and (2) grant TU International certain registration rights including the right to have the Issuer register their Shares, or a portion thereof, for public resale. This summary is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Statement.

Lock-Up Agreement

On June 24, 2015, TU International entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, TU International agreed that, without the prior written consent of the Issuer, TU International will not for 180 days transfer or dispose of any shares of the Issuer including agreeing to not transfer any of the economic consequences of ownership of the shares of the Issuer. This summary is qualified in its entirety by reference to such description and the full text of the Lock-Up Agreement, which is filed as an exhibit to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.	Joint Filing Agreement, dated July 7, 2015, among the Reporting Persons.

2.	Share Purchase Agreement, dated as of June 9, 2015, by and among TU International and the Issuer.

3.	Registration Rights Agreement, dated June 24, 2015 between the Issuer and TU International.

4.	Lock-Up Agreement, dated June 24, 2015 between the Issuer and TU International.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated July 10, 2015

Tsinghua Unigroup International Co., Ltd.

By:	/s/ ZHOU Yang
Name: ZHOU Yang
Title: Attorney-in-Fact

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHOU Yang
Name: ZHOU Yang
Title: Attorney-in-Fact

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ ZHOU Yang
Name: ZHOU Yang
Title: Attorney-in-Fact

/s/ ZHOU Yang
ZHANG ZHOU Yang, for and on behalf of
ZHAO Weiguo by power of attorney

Annex A

Name and Business Address	Present Principal Occupation	Citizenship
Tsinghua Unigroup Co., Ltd.

ZHAO, Weiguo 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Chairman of the Board	People’s Republic of China

LI, Yanhe 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Vice Chairman of the Board; Party Secretary (Communist Party of China)	People’s Republic of China

LI, Zhongxiang 25F, Building A, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Vice Chairman of the Board, Vice President & Secretary of the Board	People’s Republic of China

ZHAO, Yanlai 25F, Building A, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Director; Deputy Party Secretary (Communist Party of China) & Assistant to the President	People’s Republic of China

LI, Yi 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Director, Senior Vice President	People’s Republic of China

ZHANG, Yadong 6F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Director, President	People’s Republic of China

CAO, Yuangang 25F, Building A, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Ltd. Director, Market Value Management Director	People’s Republic of China

Tsinghua Unigroup Capital Management Co., Ltd.

ZHAO, Weiguo 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

ZHENG, Bo 6F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup Capital Management Co., Ltd. Director	People’s Republic of China

Tsinghua Unigroup International Co., Ltd.

ZHAO, Weiguo 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup International Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Ziguang Building, Tsinghua Science Park, Haidian District, Beijing 100084	Tsinghua Unigroup International Co., Ltd. Director	People’s Republic of China